

May 10, 2013

Mr. Ryan P. Brizek
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099


RE: The Gabelli Healthcare and WellnessRx Trust
333-187842; 811-22021


Dear Mr. Brizek:

We have reviewed the registration statement on Form N-2 for The Gabelli Healthcare and WellnessRx Trust (the "Fund"), filed with the Securities and Exchange Commission on April 10, 2013. We have the following comments:


Prospectus


Prospectus Summary

1. Under the heading, "Investment Objectives and Policies," the disclosure states that the Fund "may invest without limitation in securities of foreign issuers." If the Fund may invest in Emerging Markets as part of its principal investment strategies, please state that and add appropriate risks.

2. Under the heading, "Investment Objectives and Policies," it states that other Fund's investments may include derivative instruments. If investing in derivatives is a principal investment strategy of the Fund, please list the types of derivatives in which the Fund may invest. In addition, please ensure that the disclosure accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

3. Under the heading, "Risk Factors and Special Considerations," there is risk disclosure for swap agreements. Please discuss the specific swap agreements in which the Fund will invest (i.e., credit default swaps, total return swaps, interest rate swaps). In addition, please verify whether the Fund will cover the full notional value of any credit default swap written.

4. If the Fund engages in transactions involving total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

5. Under the heading, "Commons Share Distribution Policy Risk," please update the federal income tax rate disclosure and remove any reference to rates prior to the current year.

6. Under the heading "Management and Fees," please state that the management fee will be higher when the fund is leveraged (i.e., has preferred shares outstanding) and that the investment adviser may have incentive to utilize such leverage.

Summary of Fund Expenses

7. Please verify the expenses in the fee table are a good faith estimate of the expenses a common shareholder will pay assuming the offerings. Using the recent annual report and the information provided, we estimate that the expenses would be slightly higher than those included in the table.

8. Footnote 4 to the fee table states, "The Advisor's fee is 1.00% annually of the Fund's average weekly net assets, plus assets attributable to any outstanding senior securities." In other parts of the prospectus it states that the advisory fee is based on the average weekly total assets minus the Fund's liabilities (excluding the liquidation preference of any outstanding preferred shares and any accumulated dividends). However, this language states "any outstanding senior securities" (which could include debt). Please make the disclosure consistent throughout the registration statement.

Financial Highlights

9. According to the financial highlights in the Fund's annual report, the NAV total return for the year ended 12/31/12 should be 25.37%.

Prospectus Supplements

10. Please remove the line item, "Total annual fund operating expense and dividends on preferred shares" from the fee table in the Prospectus Supplement for Common Stock on page S-4.

11. Please include the line item, "Dividends on Preferred Shares" in the fee table in the Prospectus Supplement for Subscription Rights to Acquire Common Stock on page R-17.

12. Please verify that this shelf offering does not include any rights offering that will be issued to holders of the Fund's preferred shares. The prospectus supplements include a rights offering for common stock issued to common shareholders and a rights offering for preferred shares issued to common shareholders.

General

13. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

14. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

15. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

/s/ *Laura E. Hatch*

Laura E. Hatch
Staff Accountant